UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CARDINAL BANKSHARES CORPORATION

(Name of Issuer)

Common Stock, $10.00 par value

(Title of Class of Securities)

141478107

(CUSIP Number)

Mr. Douglas E. Schaller
Schaller Equity Partners, A North Carolina Limited Partnership
324 Indera Mills Court
Winston-Salem, NC 27101
(336) 774-1515

with copies to:

Jeffrey T. Skinner, Esq.
Kilpatrick Townsend & Stockton LLP
1001 West Fourth Street
Winston-Salem, NC 27101
(336) 607-7512

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 27, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 8 Pages
Exhibit Index:  Page 7

CUSIP No. 141478107	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS SCHALLER EQUITY PARTNERS, A NORTH CAROLINA LIMITED PARTNERSHIP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO – Funds of investment advisory client
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NORTH CAROLINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 137,724
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 137,724
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 137,724
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 141478107	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS SCHALLER INVESTMENT GROUP INCORPORATED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO – Funds of investment advisory client
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NORTH CAROLINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 137,724
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 137,724
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 137,724
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14.	TYPE OF REPORTING PERSON (see instructions) CO, IA

CUSIP No. 141478107	13D	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS SCHALLER EQUITY MANAGEMENT, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO – Funds of investment advisory client
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NORTH CAROLINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 137,724
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 137,724
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 137,724
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 141478107	13D	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS DOUGLAS E. SCHALLER
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO – Funds of investment advisory client
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 137,724
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 137,724
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 137,724
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 141478107	13D	Page 6 of 8 Pages

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”), by (i) Schaller Equity Partners, A North Carolina Limited Partnership (the “Partnership"); (ii) Schaller Investment Group Incorporated, a North Carolina corporation (the “Adviser”); (iii) Schaller Equity Management, Inc., a North Carolina corporation (the “General Partner”) and (iv) Douglas E. Schaller, a United States citizen (“Mr. Schaller”) (collectively, the “Reporting Persons”), relating to the common stock (the “Common Stock”) of Cardinal Bankshares Corporation (the “Issuer”).  Unless otherwise defined herein, capitalized terms used herein shall have such defined meanings as previously used in the Schedule 13D filed by the Reporting Persons on February 17, 2011, as amended on June 6, 2011.

As of July 27, 2011, as reflected in this Amendment No. 2, the Reporting Persons are reporting beneficial ownership of 137,724 shares of Common Stock (approximately 9.0% of the outstanding shares) (the “Subject Shares”).

Item 4.  Purpose of Transaction.

Item 4 is hereby supplemented, as follows:

On July 27, 2011, Mr. Schaller, on behalf of the Partnership, sent a letter to the Board of Directors of the Issuer expressing, among other things, great concern about the leadership of the Issuer and the Board of Directors’ performance of its duties (the “Letter”). The Letter is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Items 5(a) and (b) and are hereby amended and restated in their entirety, as follows:

(a) and (b) Based upon the Issuer's quarterly report on Form 10-Q filed on May 11, 2011, there were 1,535,733 Shares outstanding as of May 11, 2011. Based on the foregoing, the Subject Shares represent approximately 9.0% of the Shares issued and outstanding. The ownership of the Reporting Persons is as follows:

			Schaller Equity Partners	Schaller Investment Group	Schaller Equity Management, Inc.	Douglas E. Schaller
(a)	Amount Beneficially Owned:		137,724	137,724	137,724	137,724
(b)	Percent of Class:		9.0%	9.0%	9.0%	9.0%
(c)	Number of Shares to Which Reporting Person Has:
	(i)	Sole Voting Power:	N/A	N/A	N/A	N/A
	(ii)	Shared Voting Power:	137,724	137,724	137,724	137,724
	(iii)	Sole Dispositive Power:	N/A	N/A	N/A	N/A
	(iv)	Shared Dispositive Power:	137,724	137,724	137,724	137,724

CUSIP No. 141478107	13D	Page 7 of 8 Pages

The Adviser, as the investment adviser to the Partnership, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. Furthermore, by virtue of Mr. Schaller’s position as President of the General Partner and the President of the Adviser, he could be deemed to share the power to vote or direct the vote of (and share power to dispose or direct the disposition of) the Subject Shares.

(c)  All of the Reporting Persons’ purchases in the Shares since the last Amendment to this Schedule 13D are set forth below. The Reporting Persons have not sold any Shares in the last 60 days. All of the following trades were effected on the OTCBB.

Purchaser	Date of Purchase	Quantity of Shares Purchased	Price Per Share
Schaller Equity Partners	06/09/2011	600	$14.40
Schaller Equity Partners	06/24/2011	1,000	$15.37
Schaller Equity Partners	07/11/2011	1,000	$15.50
Schaller Equity Partners	07/19/2011	1,000	$14.50

(d)  Not applicable.

(e)  Not applicable.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.2  Letter from Douglas E. Schaller to the Board of Directors of the Issuer.

CUSIP No. 141478107	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 2011

SCHALLER EQUITY PARTNERS, A NORTH CAROLINA LIMITED PARTNERSHIP

By:	Schaller Equity Management, Inc.,
General Partner

By:	/s/ Douglas E. Schaller
Name:	Douglas E. Schaller
Title:	President

Date:	July 27, 2011

SCHALLER EQUITY MANAGEMENT, INC.

By:	/s/ Douglas E. Schaller
Name:	Douglas E. Schaller
Title:	President

Date:	July 27, 2011

SCHALLER INVESTMENT GROUP INCORPORATED

By:	/s/ Douglas E. Schaller
Name:	Douglas E. Schaller
Title:	President

Date:	July 27, 2011

/s/ Douglas E. Schaller
Douglas E. Schaller